Consolidated Financial Statements

December 31, 2016 and 2015

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2016, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Independent Auditors’ Report of Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2016 has also been audited by KPMG, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) Paul N. Wright	(Signed) Fabiana E. Chubbs

Paul N. Wright	Fabiana E. Chubbs
President & Chief Executive Officer	Chief Financial Officer

February 23, 2017

Vancouver, British Columbia, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Eldorado Gold Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2017 expressed an unqualified opinion on the effectiveness of Eldorado Gold Corporation’s internal control over financial reporting.

KPMG LLP (Signed)

Chartered Professional Accountants

February 23, 2017

Vancouver, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited Eldorado Gold Corporation’s (“the Company”)’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report titled “Management’s Responsibility for Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eldorado Gold Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eldorado Gold Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for the years then ended, and our report dated February 23, 2017 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (Signed)

Chartered Professional Accountants

February 23, 2017

Vancouver, Canada

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2016	December 31, 2015

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	883,171	288,189
Term deposits		5,292	4,382
Restricted cash		240	248
Marketable securities		28,327	18,331
Accounts receivable and other	7	54,315	85,468
Inventories	8	120,830	175,626
		1,092,175	572,244
Other assets	10	48,297	83,147
Defined benefit pension plan	16	11,620	11,451
Property, plant and equipment	11	3,645,827	4,747,759
Goodwill	12	-	50,276
		4,797,919	5,464,877
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	90,705	236,819
		90,705	236,819
Debt	14	591,589	589,395
Defined benefit pension plan	16	10,882	6,720
Asset retirement obligations	15	89,778	102,636
Deferred income tax liabilities	17	443,501	607,871
		1,226,455	1,543,441
Equity
Share capital	18	2,819,101	5,319,101
Treasury stock		(7,794)	(10,211)
Contributed surplus		2,606,567	47,236
Accumulated other comprehensive loss		(7,172)	(20,572)
Deficit		(1,928,024)	(1,583,873)
Total equity attributable to shareholders of the Company		3,482,678	3,751,681
Attributable to non-controlling interests		88,786	169,755
		3,571,464	3,921,436
		4,797,919	5,464,877

Approved on behalf of the Board of Directors

(Signed) John Webster         Director                                (Signed) Paul N. Wright         Director

Date of approval: February 23, 2017

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2016	2015
		$	$
			(restated)*
Revenue
Metal sales		432,727	479,079

Cost of sales
Production costs	26	194,669	252,122
Inventory write-down		-	12,024
Depreciation and amortization		74,887	89,320
		269,556	353,466
Gross profit		163,171	125,613

Exploration expenses		18,773	16,328
Mine standby costs		16,140	10,244
General and administrative expenses		37,851	44,075
Defined benefit pension plan expense	16	5,602	2,920
Share based payments	19	10,559	15,877
Impairment loss on property, plant and equipment and goodwill	11, 12	-	1,842,965
Other write-down of assets		4,529	10,064
Foreign exchange loss		2,708	15,044
Operating profit (loss)		67,009	(1,831,904)

Loss on disposal of assets		2,121	3
Loss on marketable securities and other investments		4,881	-
Other income		(243)	(7,278)
Asset retirement obligation accretion	15	1,795	1,931
Interest and financing costs	27	9,757	17,574

Profit (loss) from continuing operations before income tax		48,698	(1,844,134)
Income tax expense (recovery)	17	56,205	(221,390)
Loss from continuing operations		(7,507)	(1,622,744)
Loss from discontinued operations	5	(339,369)	(22,398)
Loss for the year		(346,876)	(1,645,142)

Attributable to:
Shareholders of the Company		(344,151)	(1,540,895)
Non-controlling interests		(2,725)	(104,247)
Loss for the year		(346,876)	(1,645,142)

Loss attributable to shareholders of the Company
Continuing operations		(2,683)	(1,512,435)
Discontinued operations		(341,468)	(28,460)
		(344,151)	(1,540,895)

Weighted average number of shares outstanding (thousands)	28
Basic		716,587	716,586
Diluted		716,593	716,590

Loss per share attributable to shareholders
of the Company:
Basic loss per share		(0.48)	(2.15)
Diluted loss per share		(0.48)	(2.15)

Loss per share attributable to shareholders
of the Company - continuing operations:
Basic loss per share		(0.00)	(2.11)
Diluted loss per share		(0.00)	(2.11)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2016	2015
		$	$

Loss for the year		(346,876)	(1,645,142)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets, net of income		9,687	(2,232)
tax of $1,428 and $nil
Transfer of realized loss on disposal of availabe-for-sale financial assets		4,901	-
Actuarial losses on defined benefit pension plans	16	(1,188)	(213)
Total other comprehensive income (loss) for the year		13,400	(2,445)
Total comprehensive loss for the year		(333,476)	(1,647,587)

Attributable to:
Shareholders of the Company		(330,751)	(1,543,340)
Non-controlling interests		(2,725)	(104,247)
		(333,476)	(1,647,587)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2016	2015
		$	$
			(restated)*
Cash flows generated from (used in):
Operating activities
Loss for the year from continuing operations		(7,507)	(1,622,744)
Items not affecting cash:
Asset retirement obligation accretion		1,795	1,931
Depreciation and amortization		74,887	89,320
Unrealized foreign exchange loss		1,191	2,236
Deferred income tax expense (recovery)		9,039	(265,448)
Loss on disposal of assets		2,121	3
Other write-down of assets		4,529	10,064
Impairment loss on property, plant and equipment		-	1,842,965
Loss on marketable securities and other investments		4,881	-
Share based payments		10,559	15,877
Defined benefit pension plan expense		5,602	2,920
		107,097	77,124
Property reclamation payments		(2,662)	(551)
Changes in non-cash working capital	20	32,295	96,807
Net cash provided by operating activities of continuing operations		136,730	173,380
Net cash provided by operating activities of discontinued operations		(23,067)	49,978

Investing activities
Net cash paid on acquisition of subsidiary		(603)	-
Purchase of property, plant and equipment		(297,667)	(347,060)
Proceeds from the sale of property, plant and equipment		4,916	2,312
Proceeds from sale of mining interest net of transaction costs	5	792,511	-
Proceeds on production of tailings retreatment		3,708	17,918
Purchase of marketable securities		(2,526)	(16,312)
Proceeds from the sale of marketable securities		3,665	-
Investment in term deposits		(910)	(1,582)
Decrease in restricted cash		9	601
Net cash provided (used) by investing activities of continuing operations		503,103	(344,123)
Net cash used by investing activities of discontinued operations		(21,784)	(48,744)

Financing activities
Issuance of common shares for cash		-	121
Dividend paid to shareholders		-	(11,257)
Purchase of treasury stock		-	(2,394)
Long-term and bank debt proceeds		70,000	-
Long-term and bank debt repayments		(70,000)	-
Net cash used by financing activities of continuing operations		-	(13,530)
Net cash used by financing activities of discontinued operations		-	(27,286)

Net increase (decrease) in cash and cash equivalents		594,982	(210,325)
Cash and cash equivalents - beginning of year		288,189	498,514
Cash and cash equivalents - end of year		883,171	288,189

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2016	2015
		$	$
Share capital
Balance beginning of year		5,319,101	5,318,950
Shares issued upon exercise of share options, for cash		-	121
Transfer of contributed surplus on exercise of options		-	30
Capital reduction	18	(2,500,000)	-
Balance end of year		2,819,101	5,319,101

Treasury stock
Balance beginning of year		(10,211)	(12,949)
Purchase of treasury stock		-	(2,394)
Shares redeemed upon exercise of restricted share units		2,417	5,132
Balance end of year		(7,794)	(10,211)

Contributed surplus
Balance beginning of year		47,236	38,430
Share based payments		10,264	16,258
Shares redeemed upon exercise of restricted share units		(2,417)	(5,132)
Recognition of other non-current liability and related costs		(1,416)	(2,290)
Reversal of other current liability and related costs		52,900	-
Transfer to share capital on exercise of options and deferred
phantom units		-	(30)
Capital reduction	18	2,500,000
Balance end of year		2,606,567	47,236

Accumulated other comprehensive loss
Balance beginning of year		(20,572)	(18,127)
Other comprehensive loss for the year		13,400	(2,445)
Balance end of year		(7,172)	(20,572)

Deficit
Balance beginning of year		(1,583,873)	(31,721)
Dividends paid		-	(11,257)
Loss attributable to shareholders of the Company		(344,151)	(1,540,895)
Balance end of year		(1,928,024)	(1,583,873)
Total equity attributable to shareholders of the Company		3,482,678	3,751,681

Non-controlling interests
Balance beginning of year		169,755	283,331
Loss attributable to non-controlling interests		(2,725)	(104,247)
Dividends declared to non-controlling interests		-	(10,929)
Increase during the period		3,257	1,600
Decrease due to sale of China Business and others	5	(81,501)	-
Balance end of year		88,786	169,755

Total equity		3,571,464	3,921,436

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, Greece, Brazil and Romania. The Company disposed of its China operations (“China Business”) during the year. Details of the sale are included in note 5.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain prior period balances have been reclassified to conform to current period presentation.

The consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2017.

Upcoming changes in accounting standards

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the new standard, particularly in the accounting of its long-term receivables and assets available-for-sale.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard as some of its gold sales are subject to pricing adjustments.

(1)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	Basis of preparation (continued)
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. Although it is anticipated for all office building leases to come on balance sheet at the time of adoption, this is not expected to have a significant impact on the Company’s consolidated financial statements. However, the Company continues its evaluation of other leases that might have an impact on its consolidated financial statements with the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

3.	Significant accounting policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Eldorado entities.

3.1 Basis of presentation and principles of consolidation

(i) Subsidiaries and business combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

(2)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

The most significant wholly-owned and partially-owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)	Turkey	100%	Consolidated	Kişladağ Mine Efemçukuru Mine
Hellas Gold SA (“Hellas”)	Greece	95%	Consolidated	Stratoni Mine Olympias Project Skouries Project
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Glory Resources Ltd.	Greece	100%	Consolidated	Sapes Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Brazauro Resources Corporation (“Brazauro”)	Brazil	100%	Consolidated	Tocantinzinho Project
Deva Gold SA (“Deva”)	Romania	81%	Consolidated	Certej Project

(ii) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.

Discontinued operations are presented on the income statement as a separate line.

(iii) Assets held for sale

Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent re-measurements are included in the income statement. No depreciation is charged on assets and businesses classified as held for sale.

Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.

(iv) Investments in associates (equity accounted for investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each balance sheet date, each investment in associates is assessed for indicators of impairment.

(3)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(v) Transactions with non-controlling interests

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.

(vi) Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

3.2 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3	Property, plant and equipment

(i) Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii) Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii) Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets.

(4)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv) Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v) Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(vi) Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine.

3.4 Exploration, evaluation and development expenditures

(i) Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(ii) Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

(5)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Evaluation expenditures include the cost of:

a)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
b)	determining the optimal methods of extraction and metallurgical and treatment processes;
c)	studies related to surveying, transportation and infrastructure requirements;
d)	permitting activities; and
e)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪  There is a probable future benefit that will contribute to future cash inflows;

▪  The Company can obtain the benefit and control access to it; and

▪  The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii) Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill moves into the production stage. The Company assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specification); and (4) the ability to sustain ongoing production of minerals.

Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

3.5 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

(6)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

3.6 Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7 Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and other assets in the balance sheet.

(7)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Gain or loss on marketable securities’ in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘Gain or loss on marketable securities’.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

(8)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.8 Derivative financial instruments and hedging activities

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

(a) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

(b) Cash-flow hedge

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.
Amounts accumulated in the hedge reserve are recycled in the income statement in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are transferred from the reserve and included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these financial statements.

3.9 Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
i)	Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii)	Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
(9)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.10 Trade receivables

Trade receivables are amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business.
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where necessary.

3.11 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12 Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.

3.13 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14 Debt and borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.

3.15 Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

(10)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16 Employee benefits

(i) Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields, as per IAS 19. The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(11)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.17 Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units and performance share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares. For equity settled performance share units, compensation expense is recognized based on the fair value of the shares on the date of grant which is determined by a valuator.

The fair value of the options, restricted share units and performance share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

3.18 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the balance sheet.
The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19 Revenue recognition

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment. Provisional revenue is recorded at date of shipment based on metal prices at that time. Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing. Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

(12)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.20 Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21 Earnings (loss) per share

Eldorado presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation of deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.
In respect of mining company acquisitions purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

(13)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax returns.

Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

Impairment of non-current assets and goodwill

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified.

Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

Management is also required to make judgments with respect to the level at which goodwill is tested for impairment. Judgments include an assessment of whether CGUs should be grouped together for goodwill testing purposes at a level not larger than an operating segment or tested at the individual CGU level.

(14)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Sale of China Business

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group (“CNG”) for $300 million in cash, subject to certain closing adjustments. The sale was completed on September 6, 2016. In addition to the sale of Jinfeng, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in White Mountain, Tanjianshan and Eastern Dragon to an affiliate of Yintai Resources Co. Ltd. (“Yintai”) for $600 million in cash, subject to certain closing adjustments. The sale was completed on November 22, 2016.

An initial post-tax loss of $339 million was recognized on re-measurement to fair value less costs of disposal of our China Business during the second quarter. This loss was allocated first to goodwill and the remainder to property, plant and equipment. As at December 31, 2016, a net loss on sale of assets held for sale of $351 million was realized in net loss from discontinued operations as a result of completing both sale transactions.

The loss on sale of our China Business was calculated as follows:

Total

$
Net proceeds:
Sales price	900,000
Pre-closing cash amount	66,531
Working capital adjustment	902
Withholding taxes	(85,858)
881,575

Net assets sold:
Cash	77,054
Accounts receivable and other	25,321
Inventories	70,278
Other assets	19,307
Property, plant and equipment	1,329,409
Goodwill	50,276
Accounts payable and accrued liabilities	(46,659)
Other non-current liabilities	(23,197)
Deferred income tax liabilities	(185,482)
Non-controlling interest	(83,498)
1,232,809

Loss on sale	(351,234)

Proceeds from sale of mining interest presented on the Company’s Consolidated Statement of Cash Flows are net of transaction costs of $13,001, cash retained in the entities sold of $77,054 and excludes accruals of $991. Transaction costs are included in general and administrative expenses in our discontinued operations results.
The results from operations for our China Business have, together with restated comparatives, been presented as discontinued operations within the Consolidated Income Statements and the Consolidated Statements of Cash Flows. The discontinued operations include the results of Jinfeng up to September 6, 2016 and of White Mountain, Tanjianshan and Eastern Dragon up to November 22, 2016.

(15)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Sale of China Business (continued)

For the year ended December 31	2016	2015

	$	$
Revenue	217,511	384,212
Production costs	144,590	217,696
Depreciation and amortization	19,067	89,657
Gross profit	53,854	76,859
Exploration expenses	1,257	1,524
General and administrative expenses	20,999	11,893
Other writedown of assets	-	45,086
Foreign exchange loss	306	1,750
Operating profit	31,292	16,606
Interest and financing costs	169	754
Asset retirement obligation accretion	356	480
Other expense	2,713	748
Profit from discontinued operations before income tax	28,054	14,624
Income tax expense	16,189	37,022
Profit (loss) from discontinued operations	11,865	(22,398)
Loss on sale of assets held for sale	351,234	-
Net loss from discontinued operations	(339,369)	(22,398)

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

The CNG and Yintai transactions were a result of a strategic review by the Company’s management to maximize the value of the Company’s operations in China. Accordingly, the disposal of substantially all of the China Business through the CNG and Yintai transactions represents a single coordinated plan to dispose of a major line of business or geographical area of operations.

The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale as settlement was expected within twelve months. In addition, the assets of the China Business were not depreciated while they were classified as held for sale.

In March 2014, the Company entered into the Subscription and Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”). CDH had the right to require Eldorado to acquire its 20% interest in Eastern Dragon for a fixed price for 90 days following the second anniversary of the agreement, which resulted in Eldorado recording a put option liability from the date of the agreement. The put option liability of $52.9 million was reversed against contributed surplus during Q2, 2016 when the option period expired. The reversal against contributed surplus was consistent with the original entry to record the liability and the Company’s accounting policy. The Agreements included other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project, the holding structure, and the number of subsidiaries related to our Chinese assets. Concurrent with the sale of the Company’s China Business, Yintai acquired CDH’s interest in Eastern Dragon.

(16)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Cash and cash equivalents
	December 31, 2016 $	December 31, 2015 $
Cash at bank and on hand	282,021	240,389
Short-term bank deposits	601,150	47,800
	883,171	288,189

7.	Accounts receivable and other
	December 31, 2016 $	December 31, 2015 $
Trade receivables	11,053	16,137
Value added and other taxes recoverable	22,156	16,195
Other receivables and advances	8,208	15,903
Prepaid expenses and deposits	12,898	37,233
	54,315	85,468

8.	Inventories
	December 31, 2016 $	December 31, 2015 $

Ore stockpiles	2,715	30,897
In-process inventory and finished goods	50,195	36,841
Materials and supplies	67,920	107,888
	120,830	175,626

The cost of materials and supplies consumed during the year and included in production costs amounted to $103,073 (2015 – $121,363).

Inventory write downs related to Iron Ore, Zinc and Lead inventories amounting to $nil (2015 – $12,024) were recognized during the year.

9.	Investment in subsidiaries

The following table summarized the information relating to each of the Company’s subsidiaries that has material non-controlling interests (“NCI”). The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.

(17)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Investment in subsidiaries (continued)

December 31, 2016	Hellas	Deva
	$	$
NCI percentage	5%	19%

Current assets	80,251	4,613
Non-current assets	1,978,622	412,082
Current liabilities	(950,131)	(189,548)
Non-current liabilities	(298,488)	(43,577)
Net assets	810,254	183,570
Carrying amount of NCI	33,553	55,233
Revenue	40,631	-
Net profit (loss)	(67,712)	(5,553)
Total comprehensive income (loss)	(67,712)	(5,553)
Profit (loss) allocated to NCI	(3,386)	(1,289)
Dividends paid to NCI	-	-
Cash flows from operating activities	(52,588)	(6,037)
Cash flows from investing activities	(208,031)	(15,952)
Cash flows from financing activities	288,982	22,799
Net increase (decrease) in cash and cash equivalents	28,363	810

December 31, 2015	QDML	Jinfeng	Hellas	Deva
	$	$	$	$
NCI percentage	10%	18%	5%	19%

Current assets	197,914	47,920	37,563	4,279
Non-current assets	88,194	588,335	1,777,369	396,280
Current liabilities	(24,131)	(116,356)	(748,756)	(167,749)
Non-current liabilities	(7,831)	(30,581)	(288,772)	(43,688)
Net assets	254,146	489,318	777,404	189,122
Carrying amount of NCI	21,013	16,572	33,682	56,521
Revenue	115,762	176,641	35,869	-
Net profit (loss)	9,733	23,367	(1,371,819)	(216,044)
Total comprehensive income (loss)	9,733	23,367	(1,371,819)	(216,044)
Profit (loss) allocated to NCI	1,830	5,071	(69,476)	(40,684)
Dividends paid to NCI	3,262	5,634	-	-
Cash flows from operating activities	44,973	30,874	(2,364)	(5,527)
Cash flows from investing activities	(17,934)	(12,250)	(241,428)	(19,983)
Cash flows from financing activities	(32,623)	(21,991)	252,083	20,332
Net increase (decrease) in cash and cash equivalents	(5,584)	(3,367)	8,291	(5,178)

(18)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Other assets
	December 31, 2016 $	December 31, 2015 $

Restricted credit card deposits	38	39
Non-current accounts receivable and other	-	2,875
Prepaid loan costs (note 14(a))	1,772	-
Environmental guarantee deposits	-	13,667
Deposit on land acquisition at Jinfeng	-	2,739
Long-term value added and other taxes recoverable	46,487	63,827
	48,297	83,147
(19)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties and leases	Capitalized Evaluation	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2015	381,571	1,662,993	144,260	4,530,571	69,440	6,788,835
Additions/transfers	35,866	67,649	20,588	263,183	4,674	391,960
Proceeds on production of tailings retreatment	-	-	-	(17,918)	-	(17,918)
Other movements	20	3,661	(455)	1,751	(3,094)	1,883
Disposals	(10,566)	(2,237)	(1)	(1,038)	-	(13,842)
Balance at December 31, 2015	406,891	1,732,066	164,392	4,776,549	71,020	7,150,918

Balance at January 1, 2016	406,891	1,732,066	164,392	4,776,549	71,020	7,150,918
Additions/transfers	24,121	62,050	2,577	235,756	6,475	330,979
Sale of China Business	(266,878)	(376,571)	(24,712)	(1,132,900)		(1,801,061)
Proceeds on production of tailings retreatment	-	-	-	(3,708)	-	(3,708)
Other movements	1,084	2,088	(335)	6,457	-	9,294
Disposals	(678)	(2,685)		(4,681)	-	(8,044)
Balance at December 31, 2016	164,540	1,416,948	141,922	3,877,473	77,495	5,678,378

Depreciation and impairment losses
Balance at January 1, 2015	(89,799)	(569,136)	-	(166,289)	-	(825,224)
Depreciation for the year	(32,877)	(118,474)	-	(25,756)	-	(177,107)
Other movements	(666)	(2,648)	-	(112)	-	(3,426)
Impairment losses	(15,883)	(131,637)	(4,733)	(1,253,392)	-	(1,405,645)
Disposals	7,320	922	-	1	-	8,243
Balance at December 31, 2015	(131,905)	(820,973)	(4,733)	(1,445,548)	-	(2,403,159)

Balance at January 1, 2016	(131,905)	(820,973)	(4,733)	(1,445,548)	-	(2,403,159)
Depreciation for the year	(12,000)	(78,847)	-	(8,820)	-	(99,667)
Other movements	(274)	(1,198)	-	(1,897)	-	(3,369)
Sale of China Business	105,536	193,106	-	173,010	-	471,652
Disposals	8	1,271	-	(902)	-	1,992
Balance at December 31, 2016	(38,635)	(706,641)	(4,733)	(1,284,157)	-	(2,032,551)

Carrying amounts
At January 1, 2015	291,772	1,093,857	144,260	4,364,282	69,440	5,963,611
At December 31, 2015	274,986	911,093	159,659	3,331,001	71,020	4,747,759
Balance at December 31, 2016	125,905	710,307	137,189	2,593,316	77,495	3,645,827

The amount of capitalized interest during the year ended December 31, 2016 included in property, plant and equipment was $31,680 ($2015 – $27,215).

(20)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment (continued)

In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period, which may suggest that the carrying values of its assets are impaired for accounting purposes.  If such indicators of impairment exist for any or all CGUs, those CGUs are tested for impairment.

At December 31, 2016, the Company determined that there were no indicators of impairment. As a result, no impairment test was performed.

At December 31, 2015, the Company determined that indicators of impairment were identified in the CGUs of the Certej project, Skouries project, the Stratoni mine, the Vila Nova mine and the TJS mine. No other indicators of impairment were identified.

As at December 31, 2015, the Company recorded impairment charges totaling $1,405,645 ($1,049,196 net of deferred income tax recovery), excluding the impairment of goodwill totaling $476,020 (note 12).  Impairment charges comprised of $1,042,066 ($739,867 net of deferred income tax recovery) to the Skouries project, $43,974 ($31,222 net of deferred income tax recovery) to the Stratoni mine, $254,910 ($214,125 net of deferred income tax recovery) on our Certej project, $36,462 ($35,749 net of deferred income tax recovery) to the TJS mine and $28,233 to the Vila Nova mine.

These impairment charges were applied to the property, plant and equipment based on the relative carrying amounts of the assets as at December 31, 2015 that were subject to impairment charges. At December 31, 2015, the carrying amount of our Skouries project, our Certej project and our TJS mine after impairment charges was $309,110, $396,279 and $50,497, respectively.  The full value of the property, plant and equipment was impaired at the Stratoni mine and the Vila Nova mine, as a result the carrying amount of the Stratoni mine and Vila Nova mine is $nil.

12.	Goodwill

	2016	2015
	$	$
Cost
Balance at January 1,	50,276	526,296
Impaired during the year	-	(476,020)
Disposal due to sale	(50,276)	-
Balance at December 31,	-	50,276

Impairment tests for goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

In 2016, the Company disposed of all of its goodwill as part of the sale of its China Business, so no impairment test for goodwill was necessary as of December 31, 2016.

In 2015, goodwill was allocated to the individual CGUs of TJS and White Mountain in China and to a group of CGUs in Greece and was tested for impairment at year end.The recoverable amount of a CGU or group of CGUs was determined based on the higher of fair value less costs to sell and value-in-use. These calculations used projections based on financial budgets approved by management. Cash flows beyond the five-year period were extrapolated using the estimated growth rates stated below. The estimates of future cash flows were derived from the most recent LOM plans with mine lives ranging from 6 to 38 years.

(21)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Goodwill (continued)

Key assumptions used for fair value less costs to sell calculations were as follows:

2015
Gold price ($/oz)	$1100 - $1,300
Silver price ($/oz) Copper ($/lb) Lead ($/lb) Zinc ($/lb) Inflation Rate Discount rate	$16 - $18 $2.59 - $2.86 $0.82 - $0.91 $0.91 2% 5% - 9%

Based on the goodwill impairment test performed on its CGUs, the Company concluded that the goodwill was recoverable in the CGU of White Mountain, however, goodwill was not recoverable in the CGU of TJS and the group of CGUs in Greece. The discounted cash flow model yielded an impairment of the full carrying value of goodwill of Greece ($473,782) and TJS ($2,238).

The above assumptions were used for the analysis of the recoverability of goodwill and the CGUs to which it related. The discount rates used reflected specific risks relating to the relevant CGUs.

Permitting delays and increased capital and operating costs negatively affected the cash flow at the Skouries project, which was the main contributor to the decline in the cash flows of the group of CGUs in Greece.

As at December 31, 2015, the goodwill balance was allocated to the White Mountain CGU in the amount of $50,276.

The values assigned to the key assumptions represented management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used were management’s best estimates and were based on both current and historical information from external and internal sources.

13.	Accounts payable and accrued liabilities

	December 31, 2016 $	December 31, 2015 $
Trade payables	43,712	97,345
Taxes payable	243	5,857
Accrued expenses	46,750	133,617
	90,705	236,819

14.	Debt

(a) Revolving credit facility

In November 2012, the Company entered into a $375 million revolving credit facility with a syndicate of banks (“the credit facility”). The credit facility was due to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement (“the amended and restated credit agreement” or “ARCA”) and reduced the available credit to $250 million with the option to increase by an additional $100 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

(22)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Debt (continued)

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million and permitted unsecured indebtedness exceeding $150 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at December 31, 2016.

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately -1.7:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.0% and undrawn standby fee of 0.50%. Fees of $2,031 were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and is being amortized to financing costs over the term of the credit facility. As at December 31, 2016, the prepaid loan cost on the balance sheet was $1,772.

No amounts were drawn down under the ARCA as at December 31, 2016.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

i)	At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;
ii)	On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016             103.063%
December 15, 2017             101.531%
2018 and thereafter            100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2016 is $609 million.

Net deferred financing costs of $8,411 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($103,791).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of one year and can be rolled forward at the discretion of QDML.

The entrusted loan was recorded on a net settlement basis.

On November 22, 2016, we completed the sale of our respective interest in the QDML and Eastern Dragon to an affiliate of Yintai.  As a result, we no longer have any obligations related to the Entrusted loan.

(23)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.	Asset retirement obligations

	Greece	Brazil	China	Turkey	Romania	Total
	$	$	$	$	$	$
At January 1, 2016	40,003	4,087	22,922	34,154	1,470	102,636
Accretion during the year	884	26	340	847	38	2,135
Revisions to estimate of obligation	8,774	(21)	-	2,326	(149)	10,930
Settlements	(1,530)	-	(81)	(1,131)	-	(2,742)
Disposal	-	-	(23,181)	-	-	(23,181)
At December 31, 2016	48,131	4,092	-	36,196	1,359	89,778
Estimated undiscounted amount	78,302	4,125	-	52,638	2,308	137,373

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the estimated life of the various mining operations. The decrease in the estimate of the obligation in 2016 was mainly due to the disposal of the Company’s China assets.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Greece	China	Brazil	Turkey	Romania
	%	%	%	%	%
At December 31, 2015
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.6 to 3.0	1.0 to 2.3	0.6	2.2 to 2.9	2.7

At December 31, 2016
Inflation rate	2.0 to 2.4	-	2.0 to 2.4	2.0 to 2.4	2.0 to 2.4
Discount rate	1.5 to 3.0	-	0.8	2.3 to 2.5	2.7

The discount rate is a risk-free rate determined based on U.S. Treasury bond rates. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Additionally, the Company has a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines (Stratoni, Olympias and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 57 basis points.

(24)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans

	December 31, 2016	December 31, 2015
	$	$
Balance sheet obligations (asset) for:
Pension Plan	10,882	6,720
Supplemental Pension Plan	(11,620)	(11,451)

	December 31, 2016	December 31, 2015
	$	$
Income statement charge for:
Pension plan	4,409	1,453
Supplemental Pension Plan	1,193	1,467
	5,602	2,920

Actuarial losses (gains) recognised in the statement of other
comprehensive income in the period (before tax)	1,188	213
Cumulative actuarial losses recognised in the statement of other
comprehensive income (before tax)	15,520	14,332

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Canadian Pension Plan”) and a supplemental pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Canadian Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP’s last valuation was on January 1, 2016 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2016.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Canadian Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

The amount contributed to the Canadian Pension Plan and the SERP was $1,728 (2015 – $2,798). Cash payments totalling $471 were made directly to beneficiaries during the year (2015 – $135). The expected contributions to the Canadian Pension Plan are $111 and $1,131 to the SERP in 2017.

(25)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans (continued)

Subsidiaries pension plan

According to the Greek and Turkish labour law, employees are entitled to compensation in case of dismissal or retirement, the amount of which varies depending on salary, years of service and the manner of termination (dismissal or retirement). Employees who resign or are dismissed with cause are not entitled to compensation. The Company considers this a defined benefit obligation. Amounts relating to these pension plans have been included in the tables in this note under “Pension Plan” when applicable.

The amounts recognised in the balance sheet for all pension plans are determined as follows:

	December 31, 2016			December 31, 2015
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Present value of obligations	12,936	37,686	50,622	8,688	31,565	40,253
Fair value of plan assets	(2,054)	(49,306)	(51,360)	(1,968)	(43,016)	(44,984)
Liability (asset) on balance sheet	10,882	(11,620)	(738)	6,720	(11,451)	(4,731)

The movement in the defined benefit obligation over the year is as follows:

	2016			2015
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Balance at January 1,	8,688	31,565	40,253	9,129	33,320	42,449
Current service cost	520	1,483	2,003	1,168	1,972	3,140
Past service cost	3,494	193	3,687	-	-	-
Interest cost	476	1,340	1,816	362	1,246	1,608
Actuarial loss (gain)	445	1,939	2,384	(616)	1,300	684
Benefit payments	(26)	(445)	(471)	-	(135)	(135)
Exchange gain	(661)	1,611	950	(1,355)	(6,138)	(7,493)
Balance at December 31,	12,936	37,686	50,622	8,688	31,565	40,253

The movement in the fair value of plan assets of the year is as follows:

	2016			2015
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
At January 1,	1,968	43,016	44,984	1,924	46,949	48,873
Interest income on plan assets	81	1,823	1,904	77	1,751	1,828
Actuarial gain (loss)	(32)	(1,164)	(1,196)	(55)	(416)	(471)
Contributions by employer	-	1,728	1,728	334	2,464	2,798
Benefit payments	(26)	(445)	(471)	-	(135)	(135)
Exchange loss	63	4,348	4,411	(312)	(7,597)	(7,909)
At December 31,	2,054	49,306	51,360	1,968	43,016	44,984

(26)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans (continued)

The amounts recognised in the income statement are as follows:

	2016			2015
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$

Current service cost	520	1,483	2,003	1,168	1,972	3,140
Interest cost	476	1,340	1,816	362	1,246	1,608
Past Service Cost	3,494	193	3,687	-	-	-
Expected return on plan assets	(81)	(1,823)	(1,904)	(77)	(1,751)	(1,828)
Defined benefit plans expense	4,409	1,193	5,602	1,453	1,467	2,920

The actual return on plan assets was $3,801 (2015 – $1,687).

The principal actuarial assumptions used were as follows:

	2016				2015
	Pension Plan			SERP	Pension Plan			SERP
	Greece	Turkey	Canada	Canada	Greece	Turkey	Canada
	%	%	%	%	%	%	%	%

Expected return on plan assets	-	-	3.9	3.9	-	-	4.0	4.0
Discount rate - beginning of year	2.0	10.5	4.0	4.0	2.0	10.5	4.0	4.0
Discount rate - end of year	1.6	10.5	3.9	3.9	2.0	10.5	4.0	4.0
Rate of salary escalation	2.8	6.0	2.0	2.0	3.5	6.0	2.0	2.0
Average remaining service period of active employees expected to receive benefits	-	-	7.1 years	7.1 years	-	-	8.5 years	8.5 years

The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2016		December 31, 2015
	Pension Plan	SERP	Pension Plan	SERP
Investment funds
Money market	2%	3%	3%	4%
Canadian fixed income	98%	4%	97%	4%
Canadian equities	-	21%	-	19%
US equities	-	20%	-	19%
International equities	-	8%	-	9%
Other (1)	-	44%	-	45%
Total	100%	100%	100%	100%

[1] Assets held by the Canada Revenue Agency in the refundable tax account

(27)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans (continued)

The sensitivity of the overall pension obligation to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall obligation
Discount rate	Increase by 0.5%	Decrease by $2,461
	Decrease by 0.5%	Increase by $2,719
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by $8

17.	Income tax expense and deferred taxes

Total income tax expense (recovery) consists of:

	December 31, 2016	December 31, 2015
	$	$
Current tax expense	47,166	44,058
Deferred tax expense (recovery)	9,039	(265,448)
	56,205	(221,390)

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2016	2015
	$	$
Turkey	64,343	61,726
Greece	(1,355)	(247,903)
Brazil	(4,385)	5,719
Canada	(1,428)	-
Romania	(1,053)	(41,140)
Other jurisdictions	83	208
	56,205	(221,390)

Factors affecting income tax expense (recovery) for the year:

	2016	2015
	$	$
Profit (loss) from continuing operations before income tax	48,698	(1,844,134)
Canadian statutory tax rate	26.00%	26.00%
Tax expense (recovery) on net income (loss) at Canadian statutory tax rate	12,662	(479,475)

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(15,695)	(25,867)
Increase in Greek tax rates	-	63,503
Non-tax effected operating losses	19,198	33,397
Non-deductible expenses and other items	10,525	9,967
Non-deductible goodwill impairment	-	137,397
Foreign exchange and other translation adjustments	16,048	36,103
Amounts under (over) provided in prior years	453	(523)
Investment tax credits	(269)	(13,989)
Withholding tax on foreign income	13,283	18,097
Income tax expense (recovery)	56,205	(221,390)

(28)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes (continued)

The change for the year in the Company's net deferred tax position was as follows:

	2016	2015
Net deferred tax asset (liability)	$	$
Balance at January 1,	(607,871)	(869,103)
Deferred income tax (expense) recovery related to discontinued operations	174,837	(4,216)
Deferred income tax (expense) recovery in the income statement	(9,039)	265,448
Deferred tax recovery in other comprehensive income	(1,428)	-
Net balance at December 31,	(443,501)	(607,871)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense is as follows:

					Expense (recovery)
Type of temporary difference	Deferred tax assets		Deferred tax liabilities		on the income statement
	2016	2015	2016	2015	2016	2015
	$	$	$	$	$	$
Property, plant and equipment	-	-	482,530	653,922	11,200	(263,109)
Loss carryforwards	15,436	20,389	-	-	(1,603)	(890)
Liabilities	20,864	18,650	-	-	(3,496)	8,134
Investment tax credits	-	5,665	-	-	5,665	(4,587)
Other items	13,995	12,135	11,266	10,788	(2,727)	(4,996)
Balance at December 31,	50,295	56,839	493,796	664,710	9,039	(265,448)

Unrecognized deferred tax assets	2016	2015
	$	$
Tax losses	164,100	151,889
Other deductible temporary differences	9,968	20,583
Total unrecognized deferred tax assets	174,068	172,472

Unrecognized tax losses

At December 31, 2016 the Company had losses with a tax benefit of $164,100 (2015 – $151,889) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

(29)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes (continued)

Expiry date	Canada	Brazil	Greece	Australia	Total
	$	$	$	$	$
2017	-	-	5,545	-	5,545
2018	-	-	9,881	-	9,881
2019	-	-	26,304	-	26,304
2020	-	-	23,222	-	23,222
2021	-	-	14,059	-	14,059
2025	7,858	-	-	-	7,858
2026	14,839	-	-	-	14,839
2027	10,703	-	-	-	10,703
2028	25,959	-	-	-	25,959
2029	23,444	-	-	-	23,444
2030	7,285	-	-	-	7,285
2031	45,351	-	-	-	45,351
2032	75,041	-	-	-	75,041
2033	64,883	-	-	-	64,883
2034	58,689	-	-	-	58,689
2035	55,266	-	-	-	55,266
2036	52,087	-	-	-	52,087
No Expiry	-	26,866	-	33,075	59,941
	441,405	26,866	79,011	33,075	580,357

Capital losses with no expiry	134,116	-	-	-	134,116

Tax effect of total losses not recognized	126,456	4,808	22,913	9,923	164,100

Deductible temporary differences

At December 31, 2016 the Company had deductible temporary differences for which deferred tax assets of $9,968 (2015 – $20,583) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

Temporary differences associated with investments in subsidiaries

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future.  At December 31, 2016, these earnings amount to $782,803 (2015 – $1,159,318).  Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

Other factors affecting taxation

During the year the Turkish Lira has weakened, causing a deferred income tax expense during the year of $18,173 due to the decrease in the value of the future tax deductions associated with the Turkish operations.  The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Brazilian Real in relation to the U.S. dollar will cause significant volatility in the deferred income tax expense or recovery.

18.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2016 there were no non-voting common shares outstanding (December 31, 2015 – none).

On May 25, 2016 the shareholders of the Company approved by special resolution the reduction of the stated capital account of the Company. As at December 31, 2016, the stated capital of the Company had been reduced by $2,500,000.

(30)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

Voting common shares	Number of Shares	Total $

At January 1, 2015	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30
At December 31, 2015	716,587,134	5,319,101
Capital Reduction	-	(2,500,000)
Shares issued upon exercise of share options, for cash	-	-
Estimated fair value of share options exercised	-	-
At December 31, 2016	716,587,134	2,819,101

19.	Share-based payments

(a) Share option plans

The Company has two share option plans (the “Plans”) approved, as amended and restated, by the shareholders from time to time and most recently on May 1, 2014 under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Incentive Stock Option Plan - Employees, Consultants and Advisors (the “Employee Plan”) consists of options (the “Employee Plan Options”) which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The Employee Plan prohibits the re-pricing of Employee Options without shareholder approval. Employee Plan Options vest at the discretion of the Board of Directors at the time an Employee Option is granted. Generally, Employee Plan Options granted before November 1, 2015 vest in three equal and separate tranches with the first tranche vesting on the grant date and the second and third tranches vesting on the second and third anniversary dates of the grant date. Employee Plan Options granted on or after November 1, 2015 vest in three equal and separate tranches with vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date. Employee Plan Options are subject to withholding tax on exercise, withholding tax is paid by the Employee Option holder to the Company prior to receipt of the shares received pursuant to exercise.

The Company is responsible for remittance of the withholding tax to the appropriate tax authority. As at December 31, 2016, a total of 14,701,541 options (2015 – 15,510,585) were available to grant under the Employee Plan.

The Company’s Incentive Stock Option Plan - Officers and Directors Plan (“D&O Plan”) consists of options (the “D&O Options”) which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The D&O Plan prohibits the re-pricing of D&O Options without shareholder approval. D&O Plan Options vest at the discretion of the Board of Directors at the time a D&O Option is granted. Generally, D&O Plan Options granted before November 1, 2015 vest in three equal and separate tranches with the first tranche vesting on the grant date and the second and third tranches vesting on the second and third anniversary dates of the grant date. D&O Plan Options granted on or after November 1, 2015 vest in three equal and separate tranches with vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.

(31)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Share-based payments (continued)

D&O Options are subject to withholding tax on exercise, withholding tax is paid by the D&O Option holder to the Company prior to receipt of the shares received pursuant to exercise. The Company is responsible for remittance of the withholding tax to the appropriate tax authority. As at December 31, 2016, a total of 4,243,018 Options (2015 – 6,810,575) were available to grant under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016		2015
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	9.97	25,519,434	11.75	20,995,992
Regular options granted	3.24	9,101,164	6.64	8,274,440
Exercised	-	-	6.64	(22,610)
Forfeited	11.49	(5,724,563)	12.62	(3,728,388)
At December 31,	7.55	28,896,035	9.97	25,519,434

At December 31, 2016, 18,164,617 share purchase options (December 31, 2015 – 18,273,622) with a weighted average exercise price of Cdn$9.64 (December 31, 2015 – Cdn$11.17) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2016
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	8,266,249	4.1	3.23	33,333	3.95
$4.00 to $4.99	100,000	4.8	4.23	-	-
$5.00 to $5.99	12,247	4.4	5.91	-	-
$6.00 to $6.99	7,166,773	3.1	6.66	4,813,852	6.66
$7.00 to $7.99	5,076,690	2.1	7.81	5,043,356	7.81
$8.00 to $8.99	45,405	1.3	8.19	45,405	8.19
$10.00 to $10.99	4,400,435	1.1	10.44	4,400,435	10.44
$12.00 to $12.99	415,657	0.3	12.74	415,657	12.74
$14.00 to $14.99	29,218	0.8	14.41	29,218	14.41
$15.00 to $15.99	3,383,361	0.2	15.22	3,383,361	15.22

	28,896,035	2.5	7.55	18,164,617	9.64

Share based payments expense related to share options for the year ended December 31, 2016 was $6,812 (2015 – $11,282)

19.	Share-based payments (continued)

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2016 and 2015

(32)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

were:

	2016	2015

Risk-free interest rate	0.43%	0.39%
Expected volatility (range)	55% – 63%	53% – 58%
Expected life (range)	1.82 – 3.82 years	0.83 – 2.85 years
Expected dividends	Cdn $0.02	Cdn $0.02
Forfeiture rate	11%	7%

The weighted average fair value per stock option was Cdn$1.02 (2015 – Cdn$1.75). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted share unit plan

The Company has a Restricted Share Unit plan (“RSU Plan”) whereby restricted share units may be granted to senior management of the Company. Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. The RSUs vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs terminate on the third anniversary of the grant date. All RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed in shares or cash, cash redemptions are subject to the approval of the Board. RSU redemptions are subject to withholding tax, withholding tax is paid by the RSU holder to the Company prior to receipt of the resultant shares or cash. Cash settlements are issued net of withholding tax. The Company is responsible for remittance of the withholding tax to the appropriate tax authority. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A total of 784,203 RSUs (2015 – 596,089) at a grant-date fair value of Cdn$3.22 per unit were granted during the year ended December 31, 2016 (2015 – Cdn$6.67) under the Company’s RSU plan and 261,402 RSUs were exercisable at December 31, 2016 (2015 – 198,697).

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the RSU plan and changes during the year is as follows:

	2016	2015
At January 1,	884,846	1,086,523
Granted	784,203	596,089
Redeemed	(335,339)	(715,889)
Forfeited	(93,536)	(81,877)
At December 31,	1,240,174	884,846

As at December 31, 2016, 549,507 common shares purchased by the Company remain held in trust in connection with this plan (2015 – 884,846). At the end of the period, 283,736 restricted share units are fully vested and exercisable (2015 – 225,406). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2016 was $1,888 (2015 – $4,147).

Subsequent to year end, the Company purchased 569,599 common shares and are held in trust.

(33)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Share-based payments (continued)

(c) Deferred units plan

The Company has an Independent Directors Deferred Unit plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company. Final receipt of the Redemption Notice is due fifteen (15) trading days after the Termination Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”), the Participant shall have the right to receive, and shall receive, with respect to all DUs held at the Redemption Date a cash payment equal to the market value of such DUs as of the Redemption Date. The Company will withhold income tax on redeemed DUs and is responsible for submission of the withholding tax to the tax authority.

At December 31, 2016, 498,390 DUs were outstanding (2015 – 386,303) with a value of $1,604 (2015 – $1,144), which is included in accounts payable and accrued liabilities.

Compensation expense related to the DUs was $295 for the year ended December 31, 2016 (2015 – income of $381).

(d) Performance share units plan

The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date. The Company will withhold income tax on redeemed PSUs and is responsible for submission of the withholding tax to the tax authority.

A total of 796,652 PSUs were granted during the year ended December 31, 2016 under the PSU Plan (2015 – 624,580). PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,130,000.

Compensation expense related to PSUs for the year ended December 31, 2016 was $1,564 (2015 – $829).

20.	Supplementary cash flow information
	December 31, 2016 $	December 31, 2015 $

Changes in non-cash working capital
Accounts receivable and other	17,168	(19,181)
Inventories	(18,264)	36,530
Accounts payable and accrued liabilities	33,391	79,458
Total	32,295	96,807

Supplementary cash flow information
Income taxes paid	48,653	81,282
Interest paid	34,051	34,166

(34)

Eldorado Gold Corporation Notes to the Consolidated financial statements (Expressed in thousands of U.S. dollars, unless otherwise stated)
21.	Financial risk management

21.1 Financial risk factors

       Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

The Company operates principally in Canada, Turkey, China, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency, as listed below:

	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real
(Amounts in thousands)

Cash and cash equivalents	7,985	461	25,743	2,423	11,799	1,774	11,147	217	22,035
Marketable securities	38,036	-	-	-	-	-	-	-	-
Accounts receivable and other	1,694	4	19,045	41,600	3,052	-	6,756	-	8,350
Accounts payable and accrued liabilities	(13,211)	(663)	(39,138)	(38,043)	(10,239)	-	(6,085)	-	(5,505)
Other non-current liability	-		(5,596)	(14,741)
Net balance	34,504	(198)	54	(8,761)	4,612	1,774	11,818	217	24,880

Equivalent in U.S. dollars	$ 25,697	$ (143)	$ 57	$ (2,489)	$ 665	$ 195	$ 2,746	$ 268	$ 7,634

Based on the balances as at December 31, 2016, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $346 in profit (loss) before taxes. There would be no effect on other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

(35)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company’s debt is in the form of notes with a fixed interest rate of 6.13%. However borrowings under the ARCA are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, and its term deposits with high credit quality financial institutions as determined by rating agencies.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2016.

(c) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 14.

21.2 Capital risk management

Eldorado’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects. Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, deficit and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and Net Debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital. The Net Debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization. This policy includes a target debt to capital ratio of less than 30% and a Net Debt to EBITDA target ratio below 3.5.

As at December 31, 2016, our debt to capital ratio was 14.0% (2015 – 15.0%) and our Net Debt to EBITDA ratio was -1.7:1 (2015 – 1.99:1).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

(36)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

21.3 Fair value estimation

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at December 31, 2016 are marketable securities. No liabilities are measured at fair value on a recurring basis as at December 31, 2016.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

22.	Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2016, include:

	2017 $	2018 $	2019 $	2020 and later $

Leases	13,862	3,745	2,638	8,544
Purchase obligations	73,214	925	51	101

Totals	87,076	4,670	2,689	8,645

Purchase obligations in 2017 relate primarily to mine development expenditures in Greece as well as operating costs in Turkey.

23.	Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2016, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s financial position, results of operations or cash flows.

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Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.	Related party transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2016	2015
	$	$
Salaries and other short-term employee benefits	8,152	10,106
Defined benefit pension plan	1,350	1,670
Share based payments	5,326	9,188
	14,828	20,964

25.	Financial instruments by category

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2016 and December 31, 2015:

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets

Available-for-sale
Marketable securities	28,327	28,327	18,331	18,331

Loans and receivables
Cash and cash equivalents	883,171	883,171	288,189	288,189
Term deposit	5,292	5,292	4,382	4,382
Restricted cash	240	240	248	248
Accounts receivable and other	32,159	32,159	69,273	69,273
Other assets	1,810	1,810	19,320	19,320

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	90,705	90,705	236,819	236,819
Debt	591,589	609,000	589,395	526,878

26.	Production costs

	2016	2015
	$	$

Labour	55,223	50,092
Fuel	22,405	32,785
Reagents	35,292	34,462
Electricity	13,991	14,218
Mining contractors	16,028	19,767
Operating and maintenance supplies and services	45,376	54,116
Site general and administrative costs	20,394	18,385
Inventory change	(19,510)	21,457
Royalties, production taxes and selling expenses	5,470	6,840
	194,669	252,122

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Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

27.	Interest and financing costs

	2016	2015
	$	$

Interest expense	5,434	9,571
Financing fees	4,323	8,003
Total interest and financing costs	9,757	17,574

28.	Earnings per share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31, 2016	December 31, 2015
	(in thousands)	(in thousands)

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	716,587	716,586
Diluted impact of stock options	6	4

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	716,593	716,590

29.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2016, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.

29.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

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Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29.	Segment information (continued)

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	392,096	-	40,631	-	-	432,727
Production costs	159,632	-	35,037	-	-	194,669
Depreciation	74,061	-	543	2	281	74,887
Gross profit (loss)	158,403	-	5,051	(2)	(281)	163,171

Other material items of income and expense
Other write-down (write-up) of assets	626	(798)	-	-	-	(172)
Exploration costs	2,278	3,503	3,091	1,892	8,009	18,773
Income tax expense (recovery)	64,343	(4,385)	(1,355)	(1,053)	(1,345)	56,205

Additions to property, plant and
equipment during the period	65,674	6,057	210,770	15,953	50	298,504

Information about assets and liabilities
Property, plant and equipment (*)	885,629	186,606	2,157,822	413,949	1,821	3,645,827
Debt	-	-	-	-	591,589	591,589

2015	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	443,609	(399)	35,869	-	-	479,079
Production costs	214,001	1,616	36,505	-	-	252,122
Inventory write-down	-	8,745	3,279	-	-	12,024
Depreciation	77,164	1,028	10,676	1	451	89,320
Gross profit (loss)	152,444	(11,788)	(14,591)	(1)	(451)	125,613

Other material items of income and expense
Impairment loss on property, plant and
equipment and goodwill	-	28,233	1,559,822	254,910	-	1,842,965
Other write-down of assets	6,891	3,173	-	-	-	10,064
Exploration costs	5,576	1,493	2,421	3,351	3,487	16,328
Income tax expense (recovery)	61,726	5,719	(247,722)	(41,140)	27	(221,390)

Additions to property, plant and
equipment during the year	83,501	4,176	242,655	19,983	250	350,565

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Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29.	Segment information (continued)

	Turkey	China (1)	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

* Net of revenues from sale of production from tailings retreatment

(1)	The China Business was sold during the year.

The Turkey segment derives their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

29.2 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

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